United States Securities and Exchange Commission
November 22, 2019

November 26, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Scott Stringer

Re:	Chico’s FAS, Inc. Form 10-K for the Fiscal Year Ended February 2, 2019 Filed March 19, 2019 Form 8-K filed August 28, 2019 File No. 001-16435

Dear Mr. Stringer:
We are in receipt of the November 22, 2019 comment letter (the “Comment Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Chico’s FAS, Inc. (the “Company”). We respectfully submit the following response to the comment reflected in the Comment Letter.
We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have concerning our response. Please feel free to call us at the telephone number listed at the end of this letter.
For your convenience, we have set forth the comment from the Comment Letter in bold typeface and have included the Company’s response below it.

Form 8-K filed August 28, 2019
Exhibit 99.1
GAAP to Non-GAAP Reconciliation of Net (Loss) Income and (Loss) Income Per Diluted Common Share, page 10

United States Securities and Exchange Commission
November 22, 2019

1.
We note you present net income adjusted for accelerated depreciation that resulted from a change in the useful life of store assets for store closures added as a result of the Company’s retail fleet optimization plan. Please explain to us how long you expect to record the accelerated depreciation and make the related adjustment.

Response
The Company expects to discontinue reporting a GAAP to Non-GAAP adjustment for accelerated depreciation resulting from the change in the useful life of store assets for store closures added as a result of the Company’s retail fleet optimization plan beginning with its fiscal 2020 first quarter results ending May 2, 2020. At that point in time, the Company believes the materiality of the accelerated depreciation on the then operating stores included in the Company’s retail fleet optimization will be at a level that no longer warrants a GAAP to Non-GAAP adjustment.

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If you have any questions regarding the response to the comment above or require additional information, please contact me at (239) 346-5066.

Sincerely,

/s/ Todd E. Vogensen

Todd E. Vogensen
Executive Vice President,
Chief Financial Officer and Assistant Corporate Secretary

cc:     Bonnie Brooks, President and Chief Executive Officer
Greg Baker, Senior Vice President, General Counsel and Corporate Secretary